SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE SECURES A SIX FIGURE CONTRACT RENEWAL WITH AN EXISTING CLIENT

September 8th, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MARYLAND - Snipp Interactive Inc. (TSX VENTURE: SPN) ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the TSX Venture Exchange (Trading Symbol: SPN), announced that it has secured a six-figure annual contract renewal from an existing client, a leading coupon company.

The company is an American multinational company focused on driving consumer engagement and sales. With more than 600,000 coupons and offers for 70,000 retailers, the company operates the world’s largest marketplace for digital offers and enables consumers across the globe to find hundreds of thousands of digital offers for their favorite retailers and brands.

According to Baris Karadogan, the COO of Snipp Interactive, “We are extremely pleased with renewal of this contract. We have successfully implemented a number of programs with them over the last year across retailers and brands and will continue to ensure our platform delivers improved performance and efficiency exceeding the needs of the client.”

The contract renewal covers an over 50-program commitment with Snipp Interactive. The programs will leverage the SnippCheck receipt processing solution via an API integration into the company’s website and app. Consumers will be able to send in their receipts through the company’s app / website and once validated, receive their reward.

Atul Sabharwal, Snipp’s CEO, said, “We are always pleased to expand our relationship with existing clients. This agreement further validates the power of the Snipp platform and is a strong signal of the confidence in our work by large global companies and industry leaders. We constantly innovate to deliver promotions and loyalty solutions for our clients to engage their customers and drive sales and ROI.”

Visit the website at www.snipp.com for examples of Snipp programs.

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Bethesda, Maryland, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange. We have closed two acquisitions in the past year, the most recent being the acquisition of Hip Digital Media, Inc., a leading digital rewards platform in June 2015.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.